UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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AZAL Grows its E-Jets Fleet with Two additional E190s

Farnborough, UK, July 15, 2014 – Embraer has signed a firm order for two additional E190 jets with Azerbaijan Airlines (AZAL), the national carrier of Azerbaijan. The aircraft will be deployed on the carrier’s international network from Baku’s Heydar Aliyev International Airport (GYD). The total value of the contract is USD 95.4 million, at list prices, and this order was already included in Embraer’s 2014 second quarter backlog as an “undisclosed” customer. With this order, now AZAL will operate six E190.

“AZAL’s follow-on order is a great endorsement of the airline’s confidence in our E190,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “This new acquisition demonstrates the proven ability of E-Jets to complement larger narrowbody aircraft by offering significantly lower trip costs and rightsized seat capacity, allowing operators to profitably grow their route networks and protect its market presence.”

AZAL’s E190s will be configured in a dual class layout and will be deployed from Baku to European routes such as Prague, Milan or Rome.

“These additional E190s are the latest step in our renewal plan to replace turboprops  and  narrow-bodies on a number of routes within our schedules,” said  Jahangir  Askerov, President and Chairman of the Board of Azerbaijan Airlines CJSC. “We have received excellent feedback from our passengers who fly  the  E190s.  In  addition  the  aircraft  offers  excellent  operating economics  and  provides  us  with the opportunity to open up new routes to European destinations.”

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About Azerbaijan Airlines

Azerbaijan Airlines (AZAL, Az?rbaycan Hava Yollari in Azeri) is part of the Azerbaijan Hava Yollari Closed Joint Stock Company, the largest airline of the Caucasus region and the country’s national flag carrier. Headquartered in Baku, it is a member of International Air Transport Association (IATA). Azerbaijan Hava Yollari operates passenger flights to Europe, the CIS, the Middle East and Asia. The airline plans to expand its network with regular flights to destinations in North America and South-East Asia using wide-bodied aircraft.  As the national flag carrier, Azerbaijan Hava Yollari holds an important place in the international aviation community and a leading position in the CIS. For more information, please visit www.azal.az.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to complete purchases on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer